Exhibit 99.198

DEFI TECHNOLOGIES ANNOUNCES EXTENSION OF NORMAL COURSE ISSUER BID

TORONTO, April 8, 2022 /CNW/ - DeFi Technologies Inc. (the “Company” or “DeFi”) (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company bridging the gap between traditional capital markets and decentralized finance, announces its intention to extend its Normal Course Issuer Bid (“NCIB”) to buy back common shares of the Company (the “Common Shares”) through the facilities of Neo Exchange Inc. (the “Exchange”) and/or other Canadian alternative trading platform. The NCIB was originally launched on April 13, 2021 and was set to expire on April 8, 2022. The actual number of Common Shares that may be purchased under the NCIB and the exact timing of such purchases will be determined by the Company.

The Company is undertaking the NCIB because its management believes that, currently, and from time to time, the market price of its Common Shares may not reflect the underlying value of the Company’s business and prospects. Management believes that, at such times, the purchase of Common Shares for cancellation would be in the best interests of the Company’s shareholders and an appropriate use of its cash on hand.

The NCIB has been approved by the Company’s board of directors and accepted by the Exchange and will be executed in accordance with the applicable rules and policies of the Exchange and any applicable Canadian securities laws. The NCIB be extended until April 7, 2023 or to such earlier date as the NCIB is complete.

Under the terms of the NCIB, the Company may, if considered advisable, purchase its Common Shares in open market transactions through the facilities of the Exchange and/or other Canadian alternative trading platforms not to exceed up to 10% of the public float for the Common Shares as of April 8, 2022, or 20,359,513 Common Shares, purchased in aggregate. The price that the Company will pay for the Common Shares shall be the prevailing market price at the time of purchase and all purchased Common Shares will be cancelled by the Company. In accordance with Exchange rules, daily purchases (other than pursuant to a block purchase exception) on the Exchange under the NCIB cannot exceed 25% of the average daily trading volume on the Exchange as measured from November 8, 2021 to April 8, 2022.

The Company has appointed PI Financial Corp. to coordinate and facilitate purchases under the NCIB.

The Company purchased 7,078,200 shares from April 8 to Dec 31, 2021 and 4,205,900 from January 1, 2022 to March 31, 2022.

About DeFi Technologies Inc.:

DeFi Technologies Inc. (NEO: DEFI) (GR: RMJR) (OTC: DEFTF) is a technology company bridging the gap between traditional capital markets and decentralized finance. Our mission is to expand investor access to industry-leading decentralized technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit defi.tech.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the NCIB; the terms of such NCIB, including the price and number of Common Shares that may be purchased; the pursuit by DeFi Technologies of business opportunities; and the merits or potential returns of any such investments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to acceptance of the NCIB by the NEO Exchange; the growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

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SOURCE DeFi Technologies, Inc.

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For further information: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491- 4498, Dave@redchip.com; Public Relations: Wachsman PR, defitech@wachsman.com

CO: DeFi Technologies, Inc.
CNW 07:30e 08-APR-22